

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2011

Ms. Irma Norton
Chief Financial Officer
UFood Restaurant Group, Inc.
255 Washington Street, Suite 100
Newton, Massachusetts 02458

> **Re:** **UFood Restaurant Group, Inc.**
> **Form 10-K for the Year Ended January 2, 2011**
> **File No. 333-136167**

Dear Ms. Norton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended January 2, 2011

Item 1A. Risk Factors, page 9

1. Refer to the second risk factor cited. The losses you have referenced for fiscal 2010 and fiscal 2009 are your "net" losses. They are not your "operating" losses. Please revise the terminology accordingly to be consistent with your income statement.

Results of Operations

Net Interest Expense, page 33
2. Please tell us why you calculated the amount of beneficial conversion feature to expense using 98.4% as opposed to 96.9%, which is calculated by using the principal extinguished of $5,692,500 and the original principal issued of $5,874,000.

Other Income and Expense, page 34

3. Given the significance and complexity of the individual transactions that gave rise to these income and expense items, additional explanatory disclosure is required. Please expand your discussion to include a schedule of the individual components of "Other expense/income" for each fiscal period presented. The table should be accompanied by footnotes that quantify and explain each significant increase and decrease in these components. Each time you refer to "warrants," please specifically identify the warrant issuance. Each time you use terminology such as "partially offset" or "the change in value," please quantify the amount of the actual offset or change. The current disclosure is not sufficiently detailed or specific. Provide us with this information supplementally in your response. In addition, upon resolution of all comments, the Form 10-K should be amended to include this revised disclosure.

Liquidity and Capital Resources

Financing Arrangements

Debentures and Debenture Extinguishments, page 36

4. Please revise your description of the Series A Preferred Stock to indicate the aggregate value of preferred stock issued, and the number of shares into which such preferred stock is currently convertible. We assume that the value reported in the Statement of Changes in Stockholders' Equity on page 43 ($5,591,833) is net of issuance costs. Please advise, and revise the filing to clarify.

Financial Statements

Consolidated Balance Sheets, page 41

5. Please revise your financial statements to reflect proper 2009 figures. Specifically, it appears you have incorrect amounts listed for capital lease obligations and other non-current liabilities.

5 – Long Term Debt, page 50

6. Refer to the effect of the derivative instrument on the consolidated statement of operations for fiscal 2011 at the bottom of page 51. As the $1,447,919 increase in the fair value of the derivative was recorded as an expense, it appears that it should be presented in parenthesis. Please revise or advise. Given the number of instruments you are describing in your footnotes and their complexity, it is important to describe and present them accurately, consistently and clearly for the reader.

7. We note, from page 52, that you have exchanged 98% of your senior secured convertible debentures for newly issued shares of Series A preferred stock. Please discuss the business reasons for the exchange in your response and in the liquidity section of MD&A. Provide us with a copy of any related written contractual agreements that pertain to the exchange or tell us where they have been filed as exhibits.

8. You state that the Series A preferred stock is convertible. Please disclose the conversion rate of the shares and any other significant contractual rights and/or obligations pertinent to these shares not already addressed on page 52.

9. You state, on page 53, that you modified the exercise price of the 2009 warrants "in connection with the extinguishment of the debt." Explain the reasons for reducing the exercise price of the warrants. Explain the nature of, and reasons for, any other changes in the terms of the warrants as well. In this regard, we note that you accounted for these warrants as equity instruments rather than as liability instruments. Tell us whether the modification was required by the original contractual terms of these instruments or whether these changes were made for the purpose of inducing conversion or for other business reasons. Explain how your method of accounting for the modification is appropriate in the circumstances.

10. On October 1, 2010, you exchanged $5,692,500 in senior secured debentures for shares of Series A preferred stock. As of January 2, 2011, a liability balance of $62,120 remains. You have recorded the Series A preferred shares at $5,591,833. You state, in MD&A, that "the intrinsic value of the beneficial conversion feature at the date of the extinguishment was calculated to be approximately $5,692,500 and that, as such, [you] recorded a gain on extinguishment of debt for that amount." Please provide us with numerical support for your conclusions. In this regard, we already have the amortization table for the discount on the debentures issued April 20, 2009 so it is not necessary to provide that schedule again. Illustrate how you derived each of the related balances and explain how the exchange transaction was recorded and classified in your financial statements. We may have further comments upon review of your response.

Note 7 – Capital Stock, page 55

11. Refer to the 2010 Investor Warrants and Placement Agent Warrants described on page 56. You state that the warrants are subject to "weighted average price protection." In this regard, it appears that the exercise price of the warrants and/or the number of shares issuable may vary based upon subsequent equity sales at a price per share lower than the exercise price. Please explain how your classification of the warrants is consistent with the above referenced features.

12. Refer to the third paragraph on page 56. You state that the "relative fair value of the warrants on their date of grant, which was determined to be $4,616,801 and was recorded as additional paid in capital. It appears that you are discussing the 2010 Investor warrants

Ms. Irma Norton
UFood Restaurant Group, Inc.
April 19, 2011
Page 4

      disclosed in the final paragraph on page 55. However, we also note your discussion of the 2009 Investor Warrants in Footnote 1 to the table on page 56. You appear to indicate, in that Footnote, that the $4,616,808 in additional paid in capital relates to the 2009 warrants. Please explain in detail in your response. If the $4.6 million relates to the 2009 warrants, please tell us the value of the 2010 warrants and how they were accounted for. Upon resolution of all comments, the filing should be amended to separately and clearly address each issuance of warrants.

13. We note that you issued the Series B preferred stock on two different dates. A commission of $344,000 was paid to the placement agent, who also received common shares in connection with the offering. In addition, the preferred stock investors received warrants to purchase common shares in connection with their purchase. Please show us how each issuance of preferred stock and related warrants was valued and accounted for, including your computation of the related beneficial conversion feature. Finally, please provide us with your book entry to record each issuance of preferred shares, warrants and associated payments to the placement agent. We may have further comments upon review of your response.

Note 9 – Income Taxes, page 60

14. Please confirm to us that you have no significant gross deferred tax liabilities and that the listing of deferred tax assets presented therefore represents both gross and net deferred tax assets before consideration of the valuation allowance. Alternatively, please revise your presentation for compliance with FASB ASC 740-10-50-2, which requires the presentation of deferred tax assets and liabilities on a gross basis, calculated in accordance with the guidance in FASB ASC 740-10-30-5(b) and (c).

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      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief